December 14, 2005

via U.S. mail and facsimile

Angela D. Toppi, Chief Financial Officer
Trans-Lux Corporation
110 Richards Avenue
Norwalk, CT 06856-5090

RE: Form 10-K for the Fiscal Year Ended December 31, 2004
   File No. 1-2257

Dear Ms. Toppi:

We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

          Sincerely,

          Nili Shah
Accounting Branch Chief

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

          DIVISION OF
CORPORATION FINANCE